EXHIBIT 99.1

Neptune & Acasti Give Update on Patent Litigations With Enzymotec

LAVAL, Quebec, April 1, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune subsidiary, announce that they have been unable to conclude a final settlement agreement through mediation with Enzymotec Ltd. and Enzymotec USA, Inc. (collectively, "Enzymotec") that would resolve the International Trade Commission ("ITC") investigation into infringement of Neptune's composition of matter patents, as well as related federal court actions initiated by Neptune against Enzymotec and its distributors. Neptune and Acasti will now pursue Enzymotec through the ITC and the federal district court in Delaware.

On February 14, 2014 Neptune and Acasti announced that they would participate in the ITC Mediation Program, in a final attempt to reach a mutually satisfactory agreement with Enzymotec. Given that this was unsuccessful, the ITC hearing (trial) will commence on April 28, 2014. A decision will be rendered by the Administrative Law Judge ("ALJ") approximately two to three months afterwards. Should the ITC rule in favour of Neptune and Acasti, then Enzymotec, whose krill oil-based products are produced overseas, would be banned from importing infringing products in the USA.

All of Neptune's USA patents are currently valid and enforceable and Neptune has successfully continued to pursue additional continuation patents in the United States Patent and Trademark Office ("USPTO"). Furthermore, the review of certain Neptune patents by the USPTO is nothing new and were previously disclosed by Neptune, including the pending inter partes review regarding Neptune's '351 composition of matter patent (No. 8,278,351).

Enzymotec's recent press release highlights mere procedural aspects of the various post-grant proceedings on the Neptune patents. For instance, the pending inter partes review of Neptune's '351 composition of matter patent (No. 8,278,351), which Neptune has already disclosed, has been instituted by the USPTO. Enzymotec is simply using scare tactics.

As the pioneer in the omega-3 phospholipid krill oil market, Neptune remains resolute in preventing infringing products from entering the U.S. market.  As previously announced, based on the strength of Neptune and Acasti's patents, settlement agreements were concluded with the eight other Respondents named in the ITC investigation. Only Enzymotec remains outstanding.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment and prevention of certain cardiometabolic disorders, in particular abnormalities in blood lipids, also known as dyslipidemia. Because krill feeds on phytoplankton (diatoms and dinoflagellates), it is a major source of phospholipids and polyunsaturated fatty acids ("PUFAs"), mainly eicosapentaenoic acid ("EPA") and docosahexaenoic acid ("DHA"), which are two types of omega-3 fatty acids well known to be beneficial for human health. CaPre®, currently Acasti's only prescription drug candidate, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to help prevent and treat hypertriglyceridemia, which is a condition characterized by abnormally high levels of triglycerides in the bloodstream. ONEMIA®, a medical food and currently Acasti's only commercialized product, is a purified omega-3 phospholipid concentrate derived from krill oil with lower levels of phospholipids, EPA and DHA content than CaPre®.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:

         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         acastipharma.com

         Neptune and Acasti Contact:
         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com